3/11

03012171

SE[illegible] S[illegible]GE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-34156

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 05 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Downing & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Wianno Ave.
(No. and Street)

Osterville,	MA	02655-2027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert F. Downing (508) 420-7364
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael and Raphael LLP
(Name — *if individual, state last, first, middle name*)

52 Church Street	Boston,	MA	02116
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 21 2003

OATH OR AFFIRMATION

I, Robert F. Downing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Downing & Co., Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Robert F. Downing
Signature

President
Title

Notary Public

2/28/03

Jasleen Dewan, Notary Public
Commonwealth of Massachusetts
My Commission Expires 7/14/2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

Independent Auditor's Report

To the Board of Directors of
Downing & Co., Inc.
Osterville, Massachusetts 02655

We have audited the accompanying balance sheets of Downing & Co., Inc. at December 31, 2002 and 2001, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Downing & Co., Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 17, 2003

DOWNING & CO., INC.

Balance Sheets
As of December 31, 2002 and 2001

ASSETS

	2002	2001
CURRENT ASSETS:		
Cash and Cash Equivalents	$ 5,718	$ 28,020
Due from Parent	47,553	27,254
TOTAL CURRENT ASSETS	53,271	55,274
TOTAL ASSETS	$ 53,271	$ 55,274

LIABILITIES AND CAPITAL

	2002	2001
CURRENT LIABILITIES:		
Accrued Expenses	$ 456	$ 456
TOTAL CURRENT LIABILITIES	456	456
CAPITAL:		
Capital Stock - Common, No Par Value Authorized 10,200 Shares; Issued 1,400 Shares	1	1
Paid in Captial	42,000	42,000
Retained Earnings	25,814	27,817
Total	67,815	69,818
Less - Treasury Stock - 140 Shares At Cost	15,000	15,000
TOTAL CAPITAL	52,815	54,818
TOTAL LIABILITIES AND CAPITAL	$ 53,271	$ 55,274

The accompanying notes are an integral part of the financial statements.

DOWNING & CO., INC.

Statements of Income
For The Years Ended December 31, 2002 and 2001

	2002	2001
OPERATING INCOME:		
Commissions and Fees	$ -	$ 105,000
OPERATING EXPENSES:		
Registraction and Assessments	1,305	540
Office and Miscellaneous Expense	894	456
Management Fees	-	96,679
TOTAL OPERATING EXPENSES	2,199	97,675
OPERATING INCOME (LOSS)	(2,199)	7,325
Add - INVESTMENT INCOME:		
Miscellaneous Income	(196)	(193)
NET INCOME (LOSS) FOR THE YEAR	$ (2,003)	$ 7,518

The accompanying notes are an integral part of the financial statments.

DOWNING & CO., INC.

Statements of Retained Earnings
For the Years ended December 31, 2002 and 2001

	2002	2001
RETAINED EARNINGS, BEGINNING	$ 27,817	$ 20,299
Net Income (Loss) for the Year	(2,003)	7,518
RETAINED EARNINGS, ENDING	$ 25,814	$ 27,817

The accompanying notes are an integral part of the financial statments.

DOWNING & CO., INC.

Statements of Cash Flow
For The Years Ended December 31, 2002 and 2001

	2002	2001
Cash Flows from Operating Activities		
Net Income (Loss)	$ (2,003)	$ 7,518
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
Receivable from (to) Affiliate	(20,299)	14,441
Total Adjustments	(20,299)	14,441
Net Cash Provided (Used) by Operating Activities	(22,302)	21,959
Net Increase (Decrease) of Cash and Cash Equivalents	(22,302)	21,959
Cash and Cash Equivalents at Beginning of Year	28,020	6,061
Cash and Cash Equivalents at End of Year	$ 5,718	$ 28,020

The accompanying notes are an integral part of the financial statements.

DOWNING & CO., INC.

Notes to Financial Statements
December 31, 2002 and 2001

Note 1 - ORGANIZATION AND OPERATION:

Downing & Co., Inc., a Massachusetts corporation, became a wholly owned subsidiary of Downing & Company Holdings, Inc. on May 1, 1988.

The Company is an investment banking firm with offices in Osterville, Massachusetts.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES:

The Company maintains its records on the accrual basis.

For 2002 and 2001 operating expenses are borne by the parent company which charges a management fee based on revenue, after allocating specific charges.

The income for the year is included in the consolidated income tax return of the parent company. The Company computes its federal and state income taxes as if it filed separate returns and credits the subsidiary company its share of the income taxes.

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Note 3 - PENSION PLAN:

The Company had a defined benefit plan for employees over age 20 with a minimum service of 1 year. The required contributions were paid by the Company. The plan was terminated in 1989 and the employee benefits were frozen. The employee benefits were transferred to a defined contribution plan covering employees of the parent company and its subsidiary. In 1991, an amendment was added empowering the Trustee to acquire and hold qualifying employer's securities, as these terms are defined in the Employee Retirement Income Security Act of 1974.

Note 4 - RELATED PARTY TRANSACTIONS:

Downing & Company Holdings, Inc. provides management service to the Company. For 2002 management fees amounted to $0 and for 2001, $96,679.

Note 5 - INCOME TAXES:

Federal income tax expense consists of the following:

	2002	2001
Federal and State Income Taxes	NONE	NONE
Less - Tax Benefits of Net Operating Loss Carryforward	NONE	NONE
Current Provision	NONE	NONE

The Company sustained substantial consolidated losses for the years 1994, 1996, 1997, 1998, 1999, 2000 and 2001. It could not be determined whether enough income would be generated to offset this loss, so no deferred asset was recorded. There remains a consolidated net operating loss carryforward of approximately $1,091,000 which expires in 2009-2021.

DOWNING & CO., INC.

December 31, 2002

SCHEDULE I

Computation of Net Capital

Line		
3	Total Ownership Equity Qualified for Net Capital	$ 52,815
	Deduct:	
6A	Non- Allowable Assets	47,553
8	Net Capital Before Haircuts	5,262
9	Haircuts on Securities	-
10	Net Capital	$ 5,262

SCHEDULE II

Computation of Basic Net Capital Requirement

11	Minimum Net Capital Required (6-2/3% of Line 19)	30
12	Minimum Dollar Net Capital Requirement	5,000
13	Net Capital Requirement (Greater of Line 11 or 12)	5,000
14	Excess Net Capital (Line 10 Less Line 13)	262
15	Excess Net Capital at 1,000% (Line 10 Less 10% of Line 19)	5,216

SCHEDULE III

Computation of Aggregate Indebtedness

16	Total A.I. Liabilities from Statement of Financial Position	456
19	Total Aggregate Indebtedness	456
20	Percentage of Aggregate Indebtedness to Net Capital	9 %

DOWNING & CO., INC.

December 31, 2002

Reconciliation of Audited Computation of Net Capital to Net Capital Per Focus Report

Net Capital Per Focus Report		$ 5,719
Auditor's Adjustments		5,843
Per Audit Computation - Non-Allowed Assets	$ 47,553	
Per Focus Report	41,253	(6,300)
Per Audited Report - Haircut on Securities	-	
Per Focus Report		(-)
Per Audited Computation		$ 5,262

We found no material inadequacies in our examination of the financial reports for the year ended December 31, 2002.

Raphael and Raphael LLP

Raphael and Raphael LLP

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

Board of Directors
Downing & Co., Inc.
Osterville, Massachusetts 02655

In planning and performing our audit of the financial statements of Downing & Co., Inc. for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Since the Company does not hold securities, consideration of procedures to safeguard securities was unnecessary.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Downing & Co., Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a- 5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 17, 2003